UNITED STATES

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

HMG Courtland Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404232100

(CUSIP Number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)

________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404232100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Comprehensive Financial Planning, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES	5	SOLE VOTING POWER 103,049
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH	8	SHARED DISPOSITIVE POWER 103,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 404232100	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Raymond L. Howe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 103,049
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH	8	SHARED DISPOSITIVE POWER 103,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 404232100	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

HMG Courtland Properties, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1870 S. Bayshore Drive

Coconut Grove, Florida 33133

Item 2(a).	Name of Persons Filing:

Comprehensive Financial Planning, Inc.

Raymond L. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all persons filing:

3950 Fairlane Drive, Dacula, GA 30019

Item 2(c).	Citizenship:

Comprehensive Financial Planning, Inc. is a Georgia corporation

Mr. Howe is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

404232100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act,

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act,

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) [x ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to Comprehensive Financial Planning, Inc.]

(f) [ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [x ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G), [with respect to Raymond L. Howe]

(h) [ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

CUSIP No. 404232100	13G	Page 5 of 6 Pages

(i) [ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ]	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	Comprehensive Financial Planning, Inc.	Raymond L. Howe
(a) Amount Beneficially Owned:	103,049	103,049
(b) Percent of Class:	10.1%	10.1%
(c) Number of Shares to Which Reporting Person Has
(i) Sole Voting Power:	103,049	103,049
(ii) Shared Voting Power:	None	None
(iii) Sole Dispositive Power:	None	None
(iv) Shared Dispositive Power:	103,049	103,049

The reported shares are the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All of the reported shares of Common Stock set forth in Item 4 are owned by investment advisory clients of Comprehensive Financial Planning, Inc. (the “Advisor”), which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. Raymond L. Howe, by virtue of his position as the President and sole shareholder of the Advisor, may also be deemed to be a beneficial owner of such shares. In all cases, persons other than the Advisor have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No investment advisory client of the Advisor is known to any Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer’s Common Stock.

CUSIP No. 404232100	13G	Page 6 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated January 28, 2022, among Comprehensive Financial Planning, Inc. and Raymond L. Howe.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 28, 2022

Comprehensive Financial Planning, Inc.

By /s/ Raymond L. Howe
Raymond L. Howe, President

/s/ Raymond L. Howe
Raymond L. Howe, Individually